UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

043635408
(CUSIP Number)

BD1 Investment Holding, LLC

1675 South State Street, Suite B

Dover, DE 19901

310-266-3528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 pages)

SCHEDULE 13D

CUSIP No. 043635408	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS. BD 1 INVESTMENT HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000,000,000 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 105,000,000,000 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 105,000,000,000 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.29%(2)
14	TYPE OF REPORTING PERSON* CO

(1) On September 25, 2020, BD 1 Investment Holding, LLC (“BD1”) purchased from seven original noteholders unsecured promissory notes issued by the Issuer from January 2017 through May 2020 (“Original Notes”). Certain of the Original Notes were convertible into the Issuer’s Common Shares subject to provisions limiting the holder’s ability to own more than 4.99% of the outstanding Common Shares. On December 18, 2020, BD1 and the Issuer entered into a securities exchange agreement (the “Exchange Agreement”) pursuant to which the Issuer issued to BD1 two unsecured convertible promissory notes with principal amounts of $10,340,000 and $160,000 (together, the “Exchange Notes”) solely in exchange for the Original Notes without the payment of any additional consideration. The Exchange Notes are convertible at any time until the Exchange Notes are fully paid into 105,000,000,000 Common Shares at a fixed conversion price equal to $0.0001 per share. The Common Shares have registration rights granted by the Issuer pursuant to the Exchange Agreement.

(2) Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of January 29, 2021 as reported by the Issuer’s Form 10-K filed on January 29, 2021, and 105,000,000,000 Common Shares issuable upon conversion of the Exchange Notes.

SCHEDULE 13D

CUSIP No. 043635408	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS. JOHANNES KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000,000,000 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 105,000,000,000 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 105,000,000,000 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.29%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mr. Johannes Kuhn is the 100% indirect beneficial owner of BD1. BD1 holds the Exchange Notes which are convertible into 105,000,000,000 Common Shares of the Issuer.

(2) Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of January 29, 2021 as reported by the Issuer’s Form 10-K filed on January 29, 2021, and 105,000,000,000 Common Shares issuable upon conversion of the Exchange Notes.

SCHEDULE 13D

CUSIP No. 043635408	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS. UTE KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000,000,000 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 105,000,000,000 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 105,000,000,000 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.29%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mrs. Ute Kuhn is the 100% indirect beneficial owner of BD1. BD1 holds the Exchange Notes which are convertible into 105,000,000,000 Common Shares of the Issuer.

(2) Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of January 29, 2021 as reported by the Issuer’s Form 10-K filed on January 29, 2021, and 105,000,000,000 Common Shares issuable upon conversion of the Exchange Notes.

SCHEDULE 13D

CUSIP No. 043635408	Page 5 of 8 pages

Background. The undersigned hereby file this Amendment No. 1 (the “Amendment”) to the Schedule 13D (“Schedule 13D”) filed by the Reporting Persons (as defined below) on December 29, 2020. Only those Items amended below are reported herein.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows as of the date of this Amendment:

(a)-(c) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D/A is filed by BD 1 Investment Holding, LLC, a Delaware limited liability company (“BD1”), Mr. Johannes Kuhn, a citizen of Germany, and Mrs. Ute Kuhn, a citizen of Germany and the spouse of Mr. Kuhn (together, the “Reporting Persons”). The Reporting Persons are mainly engaged in the investment business.

The business address of BD1 is 1675 South State Street, Suite B, Dover, Kent County, Delaware 19901. The business address of Mr. and Mrs. Kuhn is 70-72 Muehlenweg, L-2155 Luxembourg.

(d) and (e) During the last five years, neither of the Reporting Persons nor Todd Steadman, Manager of BD1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of BD1 is Todd Steadman, Manager of BD1, with a business address of 1675 South State Street, Suite B, Dover, DE 19901. Mr. Steadman is a citizen of the United States. Mr. and Mrs. Kuhn are citizens of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows as of the date of this Amendment:

On September 25, 2020, BD1 purchased from seven original noteholders unsecured promissory notes issued by the Issuer from January 2017 through May 2020 (“Original Notes”). Certain of the Original Notes were convertible into the Issuer’s Common Shares subject to provisions limiting the holder’s ability to own more than 4.99% of the outstanding Common Shares. On December 18, 2020, BD1 and the Issuer entered into a securities exchange agreement (the “Exchange Agreement”) pursuant to which the Issuer issued to BD1 two unsecured convertible promissory notes with principal amounts of $10,340,000 and $160,000 (together, the “Exchange Notes”) solely in exchange for the Original Notes without the payment of any additional consideration. The Exchange Notes will mature on December 18, 2025. BD1 has the option to convert all or a portion of the amounts outstanding under the Exchange Notes into Common Shares at a conversion price of $0.0001 per share. BD1 has not converted any portion of the Exchange Notes. The Reporting Persons do not own any other Common Shares.

SCHEDULE 13D

CUSIP No. 043635408	Page 6 of 8 pages

The source of funds used by BD1 to acquire the Original Notes was its working capital, provided indirectly by Mr. and Mrs. Kuhn through BD Vermögensverwaltung GmbH, a German private limited company. BD1 is 100% owned by BD Vermögensverwaltung GmbH; BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE, a European company with its registered office in Luxembourg; Mr. and Mrs. Kuhn are the beneficial owners and members of the board of directors of Solar Invest International SE.

The information set forth in or incorporated by reference in Item 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 3.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows as of the date of this Amendment:

(a)-(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D/A is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage Owned(1)

BD 1 Investment Holding, LLC	105,000,000,000	0	0	105,000,000,000	85.29%

Johannes Kuhn	105,000,000,000	0	0	105,000,000,000	85.29%

Ute Kuhn	105,000,000,000	0	0	105,000,000,000	85.29%

____________________________

(1) Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of January 29, 2021 as reported by the Issuer’s Form 10-K filed on January 29, 2021, and 105,000,000,000 Common Shares issuable upon conversion of the Exchange Notes.

(c) Except as set forth in this Schedule 13D/A, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

(d) Except as disclosed in in this Schedule 13D/A, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares except for Crowdex Investment, LLC and TubeSolar AG.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 043635408	Page 7 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows as of the date of this Amendment:

BD1 is 100% owned by BD Vermögensverwaltung GmbH; BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE, a European company with its registered office in Luxembourg; Mr. and Mrs. Kuhn are the beneficial owners and members of the board of directors of Solar Invest International SE.

The Exchange Agreement and the Exchange Notes which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons

Exhibit 99.2 Exchange Agreement between BD 1 Investment Holding, LLC and the Issuer dated December 18, 2020*

Exhibit 99.3 Unsecured Convertible Promissory Note ($10,340,000) of the Issuer dated December 18, 2020*

Exhibit 99.4 Unsecured Convertible Promissory Note ($160,000) of the Issuer dated December 18, 2020*

Exhibit 99.5 Power of Attorney for Johannes Kuhn*

Exhibit 99.6 Power of Attorney for Ute Kuhn

*Previously filed with the Schedule 13D on December 29, 2020 and incorporated by reference

SCHEDULE 13D

CUSIP No. 043635408	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: February 28, 2021	BD 1 INVESTMENT HOLDING, LLC

	By:	/s/ Todd Steadman
	Name: Title:	Todd Steadman Manager

Date: February 28, 2021	/s/ Todd Steadman, attorney-in-fact
Johannes Kuhn

Date: February 28, 2021	/s/ Todd Steadman, attorney-in-fact
Ute Kuhn